UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION OF PRESENTATION ENTITLED, “ACCELERATING INNOVATION AND COLLABORATION FOR THE NEXT STAGE”

On November 8, 2013, the registrant filed with the Tokyo Stock Exchange its presentation entitled, “Accelerating Innovation and Collaboration for the Next Stage.”

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: November 8, 2013

Accelerating Innovation and Collaboration for the Next Stage

November 8, 2013

Smart Life & Smart Work in the Next Stage

- ICT as an Enabler

Transportation

Intelligent Transportation Systems, Quick Charging

Environment Health Care

Smart Housing / Smart Buildings, Telemedicine, Regional

Demand Response Medical Collaboration

Home Entertainment

4K / 8K, Ultra High Definition Video on Demand

Tourism

Multilingualization, Barrier-free

Stadiums

Highly Realistic / Ultra High Definition Video, Public Viewing

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Infrastructure Supporting ICT Utilization

Optimal Navigation Highly Realistic / Ultra Energy Control

Traffic congestion mitigation High Definition Video Heat island mitigation,

(Best route guidance), Electric energy projections

Multilingualization, Barrier-free Multi-angle / Multi-view, Time shift

Most advanced Internet access infrastructure in the world by the best mix of wireless (including Wi-Fi) and fiber-based communications

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Changes in ICT Environment

Rapid increase in the global amount of information data

40 zettabytes*1

40,000 exabytes)

Cyber attacks on social

infrastructure

Revolutionary Smart city

> 30x increase innovation (social infrastructure interconnectivity)

E-Government

(Ultra high definition video) (common personal ID)

Exponential

Continuous increase

innovation

10x increase

(Email, Low resolution

video, etc.) 1,200 exabytes*1 198 cases *2

2000 2010 2020

2000 2010 2020

*1 According to the IDC White Paper, THE DIGITAL UNIVERSE IN 2020: Big Data, Bigger Digital Shadows, and Biggest Growth in the Far East, Sponsored by EMC Corporation, December 2012, global information date usage was 130 EB in 2005, 1,227 EB in 2010 and is predicted to be 40,026 EB in 2020.

*2 According to U.S. Department of Homeland Security “ICS-CERT Incident Response Summary Report 2009-2011”, the number of social infrastructure cyber attacks in the U.S. in 2010 and 2011 were 41 and 198, respectively

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Key Challenges – Network Control (1)

From reactive controls based on actual situation to proactive controls based on big data analysis

Reactive Proactive

Big data analysis

Traffic Traffic

Event Anomaly Event detection <Figure 1> Reactive vs. Proactive control

Issues

Challenges

Explosive increase in the number of data sessions caused by rapid traffic increase (sensors etc.)

—Congestion of backbone traffic caused by massive, individual processing (possibility of connectivity loss)

Unexpected bursts of traffic during emergencies

—Ineffectiveness with reactive resource controls (possibility of connectivity loss)

Proactively controllable cloud services (Software-Defined Everything) <Figure 1>

—APM *1 utilizing big data

—Global SDN*2

Edge computing

—Wide-area and real-time big data processing

—Device’s CPU offload

*1 Application Performance Management *2 Software Defined Network

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Key Challenges – Network Control (2)

From hardware-intensive to software-defined efficient network controls

Interference

Cooperation

<Figure 1> Increased density of Wi-Fi base stations <Figure 2> Dynamic cells

Issues Challenges

Increase in connected device users at stadiums Interference evasion using dynamic cell etc. based on software controls <Figure 2>

—Wi-Fi frequency interference caused by increase in the —Cooperative wireless LAN*1 number of access points <Figure 1> —Simultaneous transmission for high efficiency wireless LAN

(lower speed)

Simultaneous massive access to high-definition Improvement in data transmission efficiency videos with reliable multicast*2 etc.

—Resource shortage of delivery servers and backbone —Next generation high compression technology (HEVC*3) network (difficulty in viewing) —Interactive panorama video delivery system

*1 Technology that prevents throughput loss by the collaboration of multiple access points *2 High quality simultaneous broadcasting technology that prevents packet loss. *3 High Efficiency Video Coding

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Key Challenges – Integrated Security

Realization of integrated security (Applications x Clouds x Devices) through world-leading Technology x Operation (global collaboration)

Issues Challenges

Explosive increase and sophistication Proactive security countermeasures of global-scale cyber attacks —SIEM engine (for large-scale and/or unknown cyber attacks)

—Difficulty in individual responses by carriers / ISPs —Data security optimized for cloud environment

—Limitations to reactive security countermeasures (Secure dispersion/computation, intelligent encryption)

Increase in security threats to clouds and Security operations enhancement new devices such as smartphones and sensors —Global security cooperation with telecom-carriers, ISPs and security vendors

—Ineffectiveness with on-premise countermeasures centered —Security for smartphones, sensors and wearable devices etc. on PCs and servers

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Collaboration for Smart Life & Smart Work

Environment Health Care

Transportation Stadiums

Home Tourism Entertainment

ICT ICT Providers Providers

Value Partner

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Case of Collaboration:

Japan Connected-free Wi-Fi

Launch of “Japan Connected-free Wi-Fi”

- interworking the open Wi-Fi services provided by corporations and local governments

Narita International Airport Tokyo International Airport Osaka International Airport Fukuoka Airport

Office buildings

(Marunouchi Building, Shin Marunouchi Building, etc. )

Airports

Tourist spots,

museums, galleries,

City halls, etc.

Railway stations

Conventional Way Japan Connected-free Wi-Fi

Registration Available with

at each location single registration

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Next Value Partner

Transformation for

of Business models and Lifestyle by

Trusted

Solutions

of Global, Secure, End-to-end,

and Full-line ICT services